Exhibit 12.1

First PacTrust Bancorp, Inc.

Ratios of Earnings to Fixed Charges and Preferred Dividends

(Unaudited)

	As of and for the nine months ended September 30,		As of and for the year ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings (1):
1. Income before income taxes	1,017	2,888	3,585	7,245	7,432	8,961	7,061
2. Plus interest expense	17,398	21,903	28,847	26,945	16,703	11,426	9,159

3. Earnings including interest on deposit	18,415	24,791	32,432	34,190	24,135	20,387	16,220
4. Less interest on deposits	13,413	18,035	23,862	19,583	12,132	7,846	6,027

5. Earnings excluding interest on deposits	5,002	6,756	8,570	14,607	12,003	12,541	10,193

Fixed Charges:
Interest expenses (Line 2)	17,398	21,903	28,847	26,945	16,703	11,426	9,159
Interest portion of rental expense (2)	85	92	122	115	111	111	76

6. Including interest on deposits and capitalized interest	17,483	21,995	28,969	27,060	16,814	11,537	9,235
7. Less interest on deposits (Line 4)	13,413	18,035	23,862	19,583	12,132	7,846	6,027

8. Excluding interest on deposits	4,070	3,960	5,107	7,477	4,682	3,691	3,208

Ratio of earnings to fixed charges:
Including interest on deposits (Line 3 divided by Line 6)	1.05	1.13	1.12	1.26	1.44	1.77	1.76
Excluding interest on deposits (Line 5 divided by Line 8)	1.23	1.71	1.68	1.95	2.56	3.40	3.18

(1)	As defined in Item 503 (d) of Regulation S-K.

(2)	The appropriate portion of rental expense (generally one-third) deemed representative of the interest factor.